EXHIBIT 99.8

MNG Enterprises, Inc.
5990 Washington Street
Denver, CO 80216

September 16, 2025

PRIVATE AND CONFIDENTIAL
VIA EMAIL

Board of Directors
DallasNews Corporation
c/o the Secretary
P. O. Box 224866
Dallas, TX 75222-4866

Dear Members of the Board of Directors,

In response to Hearst’s recently disclosed “best and final” proposal, MNG Enterprises, Inc. and its affiliates (“MNG,” “we,” “us,” and “our”) are submitting an improved proposal to acquire all of the issued and outstanding shares of Common Stock of DallasNews Corporation (“DallasNews”) that we do not already own for $20.00 per share in cash. Our proposal delivers $3.50 more than Hearst’s $16.50 offer, an approximately 21% premium. Our $20.00 improved proposal is an approximately 356% premium over the $4.39 closing price per share of Series A Common Stock on July 9, 2025, the day before Hearst announced its initial bid.

With $16.50 being Hearst’s “best and final” offer, Hearst has conceded that it has nothing more to offer. That admission, alongside the clear superiority of our improved proposal, eliminates any doubt the “auction” has concluded and MNG’s $20.00 offer is the best. Our proposal is the best outcome for all stakeholders, including DallasNews’s shareholders, its employees, The Dallas Morning News, and the broader North Texas community.

Our proposal speaks for itself with a whopping approximately 21% premium to Hearst’s “best and final” proposal. The path to maximizing value and preserving the future of The Dallas Morning News is clear, and there is no further reason for delay. We will be providing a purchase agreement to the board in the coming days in an effort to finalize a transaction with speed and certainty.  We look forward to working collaboratively to close this transaction in short order.

As the largest private newspaper company in the United States, we understand the unique role of The Dallas Morning News in North Texas, and we remain committed to maintaining the print edition and protecting the paper’s editorial freedom so this iconic institution continues to serve its community with independence and integrity.
This is a non-binding expression of interest and there will be no legally binding agreement between us and DallasNews regarding this proposal or the potential transaction contemplated by this proposal unless and until we enter into definitive documentation. Our proposal is not, and is not intended to be, a solicitation of a proxy or vote with respect to any securities of DallasNews or any other securities, or an offer to purchase or a solicitation of an offer to sell any securities of DallasNews or any other securities.

Sincerely,

MNG ENTERPRISES, INC.

By: _______/s/ R. Joseph Fuchs_____________
Name: R. Joseph Fuchs
Title: Chairman of the Board of Directors

By: _______/s/ Guy Gilmore_______________
Name: Guy Gilmore
Title: Chief Operating Officer